Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Agreements with Skyharbour Resources, Increasing Denison’s Strategic Foothold Surrounding Wheeler River

Toronto, ON – November 17, 2025. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is pleased to announce that it has executed an agreement (the “Agreement”) with Skyharbour Resources Ltd. (“Skyharbour”) (TSX-V:SYH) (OTCQX: SYHBF), (Frankfurt:SC1P) to acquire initial interests in claims comprising Skyharbour’s Russell Lake Uranium Project (“Russell”), which is located directly adjacent to Denison’s flagship Wheeler River Project (“Wheeler River”).

The Russell property will be divided into four property joint ventures that will be known as: Russell Lake (“RL” or “Russell Lake”), Getty East, Wheeler North, and Wheeler River Inliers, of which Denison will acquire initial ownership interests of 20%, 30%, 49%, and 70%, respectively. In addition, Denison and Skyharbour have agreed to enter into option agreements (the “Earn-In Option Agreements”), which will allow Denison to increase its ownership interest in each of the new Wheeler North and Getty East joint ventures to up to 70% (collectively with the acquisition of initial interests, the “Transaction”).

David Cates, President & CEO of Denison, commented, “As Denison nears receipt of final regulatory approvals for the Phoenix In-Situ Recovery mine proposed for our flagship Wheeler River property, we are also making measured investments in our project pipeline – including our next development assets and high-potential exploration properties. Given its proximity to Wheeler River, Denison has had an interest in adding Russell to our property portfolio for much of my nearly two decades with the Company. This transaction achieves that objective by providing Denison with the opportunity to lead and participate in exploration efforts across four newly created joint ventures, which are designed to drive collaboration between Denison and Skyharbour’s technical teams. We are excited to build on our long-standing relationship with Skyharbour and accelerate the evaluation of this exceptional package of highly prospective ground.”

Jordan Trimble, President and CEO of Skyharbour, stated: “This is a transformative transaction for Skyharbour and our shareholders as it represents a major stamp of approval for Russell. We are very pleased to expand upon our long-standing relationship with Denison and to partner with their team to advance one of the more prospective exploration projects in the Athabasca Basin proximal to existing and developing mines. Denison’s success in exploring, permitting, and developing the neighbouring world-class Wheeler River Project will provide considerable insight and experience as we jointly pursue success at Russell. Further, this Transaction delivers on our belief that Russell should be treated as multiple different projects due to the abundance of targets and sheer scale of the land package in one of the most prolific uranium exploration corridors in the world. The structure and terms of the Agreement allow Skyharbour to continue exploring as operator at the majority of the claims at Russell while retaining upside in future success Denison may have at the Wheeler North, Getty East and Wheeler River Inlier claims.”

Under the terms of the Agreement, Denison has agreed to pay Skyharbour total consideration of $18.0 million (“the Consideration Payment”) – consisting of a $2.0 million cash payment upon the execution of the Agreement (“the Upfront Payment”) and deferred consideration of $16 million, payable in cash or common shares of Denison in two tranches of $8.0 million (“the Deferred Consideration”), before December 31, 2025. Closing of the Transaction (“Closing”) is expected to occur on or before December 21, 2025.

Key Transaction Highlights:

●
Strengthens Denison’s regional presence and establishes a strategic foothold immediately east and north of the Company’s flagship Wheeler River Property, with a high potential land package that stands to benefit from its proximity to a property where the Phoenix and Gryphon deposits are located.

●
Supports Denison’s long-term growth objectives and exploration strategy by augmenting its vast portfolio of exploration properties with key claims that will benefit from the joint exploration expertise of Denison and Skyharbour.

●
Promotes exploration activity and increases the likelihood of exploration success near the Wheeler River Project, meaningfully enhancing Denison’s exposure to high potential and value-adding discovery opportunities.

●
Gives Denison a pathway to majority ownership through multi-phase earn-in options to increase its ownership interests in Wheeler North and Getty East, allowing for disciplined capital deployment tied to exploration results.

Formation of Exploration Joint Ventures

Upon closing of the Transaction, Russell will be subdivided into four joint ventures, (outlined in Figure 1), consisting of Wheeler North, RL, Wheeler River Inliers, and Getty East.

●
Wheeler North (49% DML, 51% SYH; subject to additional earn-in options)

Represented by the yellow claims in Figure 1, the Wheeler North claims are adjacent to the Northeast boundary of Wheeler River. Comprised of 16,409 hectares over 8 claims. Upon closing of the Transaction, Denison will have the option to increase its interest in Wheeler North to a 70% interest in these claims and Denison will become the operator of Wheeler North as described in more detail below.

●
RL (20% DML, 80% SYH)

Represented by the pink claims in Figure 1, the Russell Lake claims are adjacent and to the east of Wheeler River and comprise 53,192 hectares over 16 claims. In order to maintain its initial interest in RL, Denison has agreed to fund its pro rata share of up to a maximum of C$10.0 million in total project expenditures. Upon the closing of the Transaction, Skyharbour will remain operator of RL.

●
Wheeler River Inliers (70% DML, 30% SYH)

Represented by the blue claims in Figure 1, the Wheeler River Inliers comprise a total of 608 inlaying hectares within the boundaries of Wheeler River. Upon closing of the Transaction, Denison will become operator of Wheeler River Inliers.

●
Getty East (30% DML, 70% SYH; subject to additional earn-in options)

Represented by the green claim in Figure 1, the Getty East claim of 3,105 hectares is located fewer than 10km southeast of Wheeler River, and borders Cameco’s Cree Zimmer property which holds its Key Lake operations to the south. Upon the closing of the Transaction, Skyharbour will remain operator of Getty East; however, Denison will have the option to become the operator and acquire up to a 70% interest in this joint venture as described in more detail below.

Figure 1: Russell Lake Uranium Property - Claim Map

SKYHARBOUR RESOURCES LTD.
Denison Mines
RUSSELL LAKE URANIUM PROJECT
N
S-107176
S-106850
S-107404
S-107754
S-107863
S-107403
S-106849
S-106848
S-106847
S-107405
S-105312
S-105313
S-107407
S-106427
S-106846
S-107752
S-107406
S-113279
S-113278
S-107873
S-107242
S-113280
S-107408
S-113281
S-107379
S-107179
S-107382
Wheeler North Claims
Russell Lake Claims
Wheeler River Inliers
Getty East Claim
Denison Wheeler River Project
0
5
10 km
470000
480000
490000
500000
6390000
6380000
6370000
6360000
6350000
6340000

Key Terms of the Transaction:

Immediately upon execution of the Agreement an upfront payment of $2.0 million in cash will be payable to Skyharbour, with a deferred consideration of $16.0 million payable prior to December 31, 2025. The Deferred Consideration will be comprised of two tranches, each of which may be paid in cash or shares at Denison’s election. This first deferred payment of $8.0 million in cash or shares, is payable on or before the fifth business day prior to December 21, 2025. The second deferred payment of $8.0 million in cash or shares, is payable within 10 days of December 21, 2025.

The Agreement grants Denison priority access to excess capacity at Skyharbour’s existing Russell exploration camp located near Highway 914 proximal to McGowan Lake (the “Camp”), which Skyharbour will continue to operate. Denison will pay Skyharbour a usage fee as well as a 7% administrative fee to use the Camp.

The Transaction is subject to customary approvals, including Skyharbour obtaining TSX Venture exchange approval. The Transaction will be considered a Reviewable Transaction under TSX Venture exchange policies as David Cates, President, CEO & Director of Denison, is also a director of Skyharbour.

Key Terms of the Earn-In Option Agreements:

The Earn-In Option Agreements grant Denison an option to earn additional interests in Wheeler North and Getty East.

Wheeler North Earn-In Option

Under the terms of the Wheeler North Earn-In Option Agreement, Denison may acquire up to a 70% interest in Wheeler North. The option agreement contains two (2) phases, as summarized below:

Phase 1: To earn an additional 11% interest in Wheeler North (increasing Denison’s ownership to 60%), Denison must:
●
Incur $10.0 million in exploration expenditures at Wheeler North within 48 months of Closing, of which $2.5 million in exploration expenditures must be completed within 24 months of Closing, and
●
Make a cash payment in the amount of $1.5 million to Skyharbour within 48 months of Closing.

Phase 2: To earn an additional 10% interest (increasing Denison’s ownership to 70%) in Wheeler North, Denison must complete the requirements of Phase 1, plus the following:
●
Incur an additional $15.0 million in exploration expenditures at Wheeler North within 7 years of Closing, and
●
Make a further cash payment in the amount of $2.0 million to Skyharbour within 7 years of Closing.

Getty East Earn-In Option Agreement

Under the terms of the Getty East Option Agreement, Denison may acquire up to a 70% interest in Getty East. The option agreement contains two (2) phases, as summarized below.

Phase 1: To earn an additional 19% interest in Getty East (increasing Denison’s ownership to 49%), Denison must incur $5.0 million in exploration expenditures at Getty East within 48 months of Closing, of which $1.5 million must be completed within the first 24 months of Closing.

Phase 2: To earn an additional 21% interest in Getty East (increasing Denison’s ownership to 70%), Denison must complete the requirements of Phase 1, plus incur an additional $10 million in exploration expenditures within 7 years of Closing. Upon completion of the Phase 2 earn-in option criteria, Denison will have the option to become the operator in this joint venture.

About Denison

Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan.

In mid-2023, the Phoenix feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study ('PFS') was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval in July 2025 of the project's EA by the Province of Saskatchewan and commencement in October 2025 of the Canadian Nuclear Safety Commission Hearings for Federal approval of the EA and project construction license. The Hearing is scheduled to continue and be concluded during the week of December 8, 2025.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture ('MLJV'), which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV's SABRE mining method having commenced in July 2025 using the MLJV's SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé ('THT') and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited ('JCU'), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison's first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates                             (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                              (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X (formerly Twitter) @DenisonMinesCo

About Skyharbour

Skyharbour holds an extensive portfolio of uranium exploration projects in Canada's Athabasca Basin and is well positioned to benefit from improving uranium market fundamentals with interest in thirty-seven projects covering over 616,000 hectares (over 1.5 million acres) of land. Skyharbour has acquired from Denison Mines, a large strategic shareholder of the Company, a 100% interest in the Moore Uranium Project, which is located 15 kilometres east of Denison's Wheeler River project and 39 kilometres south of Cameco's McArthur River uranium mine. Moore is an advanced-stage uranium exploration property with high-grade uranium mineralization in several zones at the Maverick Corridor. Adjacent to the Moore Project is the Russell Lake Uranium Project, which hosts widespread uranium mineralization in drill intercepts over a large property area with exploration upside potential. The Company is actively advancing these projects through exploration and drilling programs.

Skyharbour also has joint ventures with industry leaders Denison Mines, Orano Canada Inc., Azincourt Energy, and Thunderbird Resources at the Russell, Preston, East Preston, and Hook Lake Projects, respectively. The Company also has several active earn-in option partners, including CSE-listed Basin Uranium Corp. at the Mann Lake Uranium Project; TSX-V listed North Shore Uranium at the Falcon Project; UraEx Resources at the South Dufferin and Bolt Projects; Hatchet Uranium at the Highway Project; CSE-listed Mustang Energy at the 914W Project; and TSX-V listed Terra Clean Energy at the South Falcon East Project.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to Denison's current intentions and objectives with respect to, and commitments set forth in, the Agreement, Earn-In Option Agreements and ancillary agreements and the expected benefits thereof; the assumption that the transactions set forth in the agreements with Skyharbour will be completed as described; the Company’s exploration, development and expansion plans and objectives; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the parties to the Option Agreement may not complete the option phases as described and/or the exploration objective for the Exploration Properties may not be achieved. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and other work on the Company’s other properties if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, joint venture approvals, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2025 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.